UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	847580107
(Title of classes of securities)	(CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq. Vice President, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. N. Anthony Jeffries, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Polycom Q&A for SpectraLink Acquisition

Who is SpectraLink and what business are they in?

SpectraLink, a leader in workplace wireless telephony, delivers the power of mobile voice and messaging applications to businesses worldwide. Seamlessly integrating with VoIP and traditional telephony platforms, SpectraLink’s scalable technology provides instant access to people and business-critical information. SpectraLink handsets free on-premises employees to be more accessible, productive and responsive.

SpectraLink designs, manufactures, and markets wireless telephone systems that integrate with an enterprise’s existing telephone system to provide communication access anywhere in the workplace. This enables greater workplace mobility, higher productivity, and rapid response to customers. SpectraLink’s Wireless Telephone Systems are recognized as the highest quality, yet most cost effective in the industry, with superior reliability, durability, coverage, and voice quality. Their NetLink Wireless Telephones operate over Wi-Fi networks, allowing mobile voice and data applications to share a common wireless infrastructure.

SpectraLink is a publicly traded company (NASDAQ) headquartered in Boulder, CO with approximately 600 employees worldwide and $145M in annual revenues in 2006.

Why are we doing this?

Polycom is the leading independent provider of standards-based, wired VoIP phones for enterprises. SpectraLink is a leading independent provider of standards-based wireless VoIP phones for enterprises. By combining with SpectraLink, Polycom immediately becomes the leader in both the wired and wireless IP phone markets and can leverage the market and technology advantages from a combined product portfolio.

By joining forces, we expect to realize multiple immediate synergies:

(1)	Polycom’s interoperability with the enterprise SIP telephony leaders can be extended to SpectraLink’s DECT and Wi-Fi wireless solutions;

(2)	SpectraLink’s strength with key vertical markets such as retail, hospitality, and healthcare can be leveraged into Polycom’s core voice and video offerings;

(3)	This combination strengthens our respective relationships with mutual strategic partners such as Avaya, Alcatel, Cisco, and Nortel, and creates new opportunities for SpectraLink with Microsoft, IBM, and others; and

(4)	Polycom can leverage SpectraLink through its global channel network and high-touch sales force to deliver other voice and video solutions to a broader market.

There are many benefits to teaming with Polycom. Together, the combined company can bring to market the leading enterprise-grade wireless telephony offering. Polycom will become the leading independent end point provider of wired and wireless voice solutions to enterprise customers. And, the combination of the two brands provide a very strong combined offering to the market.

How does this fit into Polycom’s strategy?

Polycom continues to drive the transformation of collaborative communications from the conference room to the desktop and now into the mobile space across our voice, video and infrastructure solutions. SpectraLink brings Polycom leadership in the fast growing wireless enterprise environment. Polycom and SpectraLink share the common goal of providing market leading voice quality and have both built strong reputations in the market place.

What market potential does Polycom envision with the acquisition of SpectraLink?

The opportunity Polycom sees in acquiring SpectraLink is a tremendous growth opportunity in wireless enterprise solutions as professionals and knowledge workers need the capability to be accessible regardless of where they are. Infonetics Research (7/06) predicts the worldwide Wi-Fi Telephone market to grow from $117M in 2006 to $321M in 2009.

What are the expected benefits to Polycom and SpectraLink?

The combination of Polycom and SpectraLink solutions provide customers, channels, service providers and IP PBX partners a “one-stop-shop” for market-leading wired and wireless devices on the desktop, in mobile environments and in the conference room. Polycom gives SpectraLink immediate access to the high-growth small and medium-sized business (SMB) market with IP DECT and Wi-Fi offerings, a market that SpectraLink has already targeted for developing new incremental business. Polycom’s go-to-market strategy for the SMB market is ideal for SpectraLink products.

•	The SpectraLink acquisition provides Polycom with an instant market leading wireless offering in the enterprise market.

•

Polycom will become the leading independent end point provider of wired and wireless voice solutions to enterprise customers. The combination of the two brands provide a very strong combined offering to the market.

•

The combination of the companies’ solutions will provide customers, channels, service providers and IP PBX partners a “one-stop-shop” for market leading wired and wireless devices on the desktop, in mobile environments and in the conference room.

•	Polycom’s channel network will provide SpectraLink access to new markets and new customers, while at the same time, SpectraLink’s channels will provide new opportunities for Polycom.

•	The combination will provide access to the SME market with IP Dect and Wi-Fi offerings…wireless offerings can ride on the coat tails of Polycom’s current VoIP go to market.

•

Polycom and SpectraLink will join together to build on existing relationships with Avaya, Cisco, Nortel, Alcatel, Verizon – all key partners for both companies, in addition to targeting new partnerships.

•

SpectraLink’s strong representation in the healthcare market is synergistic with Polycom’s video offerings. In addition SpectraLink will bring Polycom into new vertical markets: Retail and Hospitality.

When will the acquisition close?

Polycom has made a tender offer to purchase SpectraLink. The acquisition is expected to close in the second quarter of calendar year 2007.

What will happen to the SpectraLink brand?

The SpectraLink brand is recognized globally and has tremendous equity in North America both with our customers and partners. Because of this, Polycom intends to maintain the SpectraLink brand for the foreseeable future.

Will SpectraLink be relocated to Polycom’s Westminster (Colo.) facility?

SpectraLink has a well-established corporate campus in Boulder. There are no plans or compelling business reasons to co-locate the Colorado-based SpectraLink and Polycom employees.

Will this impact any Polycom employees?

No.

Where will SpectraLink fit in the Polycom organization?

SpectraLink will be integrated into Polycom’s voice division reporting into Sunil Bhalla, Sr. Vice President and General Manager of Voice communications.

What will happen to SpectraLink’s executive management team?

John Elms, John Kelley, Gary Mead and Ernie Sampias will remain with the company for a transitional period until the teams are fully integrated. Ben Guderian will continue as VP of Marketing and Masood Garahi will continue as VP of Engineering.

Will they be a separate Business Unit?

SpectraLink becomes Polycom’s Wireless Telephony Business Unit, reporting to Sunil Bhalla, Sr. Vice President and General Manager of Voice communications.

What happens to SpectraLink’s KIRK telecom division in Denmark?

KIRK telecom will continue to operate as a Danish subsidiary. Ole Lysgaard Madsen will remain president of the KIRK telecom business unit for a transitional period until the teams are fully integrated.

When will the integration of SpectraLink into Polycom begin?

The integration will begin as soon as legally possible and very likely shortly after closing. In the meantime, until the acquisition closes, we must each continue to operate as two independent companies, in particular, with separate and independent marketing, sales and customer relationship activities and initiatives without any coordination between us. This is crucial because the law requires that each of us do nothing that influences the decision-making of the other. We have procedures in place for transition planning to ensure a smooth process, but no actual integration can occur until the transaction closes.

Who should I contact if I have additional questions?

Your local Human Resources representative.

These are exciting times for both companies. As we finalize the acquisition, we will maintain open lines of communication and address all of your questions in a timely fashion. We are looking forward to combining the companies and becoming a truly global leader in unified communications and collaboration.

Additional Information

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. These frequently asked questions are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

January 2007

POLYCOM FAST FACTS

Polycom, Inc.
Founded:	December 1990
IPO:	April 1996
Stock Symbol:	NASDAQ: PLCM
2006 Revenues:	USD $682.4 million
CEO:	Robert Hagerty
Headquarters:	Pleasanton, Calif. (USA)
Employees	1700
Contact Information:	1-800-POLYCOM (765-9266)
+1-925-924-6000
www.polycom.com

Corporate Offices:

•	United States/Canada: Austin; Atlanta; Andover, Mass.; Denver, Colo.; Milpitas, Calif.; Washington D.C.; Vancouver, BC
•	EMEA: United Kingdom, Netherlands, France, Germany, Norway, Israel
•	Asia-Pacific: Australia, China, Hong Kong, Japan, Singapore, Thailand
•	Latin America: Chile, Barbados, Brazil, Mexico, Argentina, Venezuela

Core Competencies: unified collaborative communications, high definition video conferencing, telepresence and voice conferencing; IP telephony, network infrastructure systems and video management systems.

About Polycom

Polycom, Inc. is the worldwide leader in unified collaborative communications (UCC) that maximize the efficiency and productivity of people and organizations by integrating the broadest array of video, voice, and content solutions to deliver the ultimate communications experience. Polycom’s high quality, standards-based conferencing and collaboration solutions are easy to deploy and manage, as well as intuitive to use. Supported by an open architecture, they integrate seamlessly with leading telephony and presence-based networks. With its market driving technologies, best-in-class products, alliance partnerships, and world-class service, Polycom is the smart choice for organizations seeking proven solutions and a competitive advantage in real-time communications and collaboration. For additional information, call 800-POLYCOM or visit the Polycom web site at www.polycom.com.

Unified Collaborative Communications:

The individual silos of voice, video and content communications are becoming seamlessly integrated under a new category called unified collaborative communications (UCC). Polycom is leading the delivery of this breakthrough technology through its own end-to-end solution and through significant integration efforts with major communications technology providers, including Alcatel, Avaya, IBM, Microsoft, Nortel Networks, and others. UCC makes distance communications and remote collaboration as natural and interactive as being there by providing powerful rich media communication capabilities as an integrated, easy-to-use part of an organization’s communication environment. With capabilities like presence-detection, users are able to instantly launch voice, video, and content sharing conferencing sessions in any combination and over any device in heterogeneous network environments, enabling meetings to accommodate the different communication capabilities of participants. The flexible Polycom solution is based on industry standards and supported by an open architecture that promotes interoperability in multi-vendor environments and complements leading network infrastructure platforms. Polycom technology works in multiple network environments (IP, SIP, ISDN, ATM,) and is expandable to meet business needs today and in the future.

Strategic Acquisitions:

•	January, 2006 – Destiny Conferencing (telepresence)
•	August, 2005 – DST Media (China-based video networking company)
•	January, 2004 – Voyant Technologies (voice conferencing and collaboration network solutions)
•	January 2003 – VCAS software from AGT (scheduling and management software)
•	June, 2002 – MeetU (web collaboration software)
•	December 2001 – ASPI Digital (installed-room voice systems)
•	October 2001 – PictureTel (PC-based video communications systems)
•	April 2001 – Circa Communications (IP telephony products)
•	February 2001 – Accord Networks (network infrastructure systems)
•	January 1998 – ViaVideo (appliance-based video communications systems)

Industry Leadership:

•	Market leader in video conferencing systems – HDX™ (high definition), VSX™ (conference room and executive desktop systems), PVX™ (desktop software application)
•	Market leader in tabletop conference phones – SoundStation2®, SoundStation2W® (wireless), SoundStation VTX 1000™ (wideband – 7kHz)
•	Market leader in video management systems – Global Management System™ , RSS 2000 (record/stream), ReadiManager™

•	Market leader in voice and video network infrastructure systems – MGC™ (unified conferencing), ReadiVoice® (voice conferencing), ReadiConvene™ (all-in one bridge, management and scheduling)
•	Market leader in standards-based VoIP phones – SoundPoint® IP (desktop), SoundStation® IP (conference phone), Polycom Communicator™ (personal USB speakerphone)

Additional Information:

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This fact sheet is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Company overview

SpectraLink, the leader in workplace wireless telephony, delivers the power of mobile voice and messaging applications to businesses worldwide. Seamlessly integrating with VoIP and traditional telephony platforms, SpectraLink’s scalable technology provides instant access to people and business-critical information. SpectraLink handsets free on-premises employees to be more accessible, productive and responsive.

Year founded

1990

Offices

Corporate headquarters in Boulder, Colo. International offices in Horsens, Denmark (European headquarters), Hampshire, U.K. and Melbourne, Australia

Employees

615 worldwide, 325 in Colorado, 170 in Denmark

Customer facts

SpectraLink products are sold to enterprise customers in a wide range of industries. Targeted vertical markets include healthcare, retail, industrial and hospitality segments. We are the market leader in healthcare with more than 2,000 hospital installations in North America alone. The best-known home improvement and specialty retailers use SpectraLink Wireless Telephones to maintain the highest levels of customer service while keeping their businesses running smoothly and efficiently. We work with the largest hotel chains in the world to help them improve guest satisfaction and response times to guest requests.

Channel/OEM partners

OEM and private label	Alcatel, Avaya, Inter-Tel, NEC, Nortel, Siemens
Telephone system vendors	Mitel, Toshiba
Service providers and integrators	Alltel, AT&T, IBM, Perot Systems, SBC, Sprint, Verizon
Distributors	Anixter, Catalyst, Dimension Data, Westcon Group ComPLUS, TIPTEL, Wavelink
Value-added resellers (VARs)	We have certified resellers and hundreds of dealers that sell SpectraLink Wireless Telephones

Manufacturing

SpectraLink manufactures its products in Colorado, Denmark, Mexico and China, with the majority of manufacturing taking place at its Colorado and Denmark facilities.

Community involvement

SpectraLink believes firmly in supporting its community both at a local and global level. Since 1990, SpectraLink and its employees have provided hundreds of thousands of dollars and countless hours in volunteer time to local charities. The company offers a volunteer-time-off (VTO) program, which allows full-time employees to take up to two days of paid VTO each year to volunteer at local organizations aimed at helping people in need. SpectraLink partners with a number of charitable organizations in the Denver area and also funds a matching employee contribution program that has donated hundreds of thousands of dollars over the years. The company sponsors several educational programs, including University of Colorado’s Multicultural Engineering Program and Math, Engineering, Science, Achievement (MESA) Program, the Boulder Valley School District’s Impact on Education for math, science and arts, and educational programming on local public television.

Corporate milestones

1990	Company founded to address need for mobile communication in the workplace

1992	First product, the PCS 2000 Pocket Communication System, began shipping First hospital installation

1993	Established first indirect sales channel with Ameritech

1994	Developed PCS 200 system to support smaller scale applications

1995	First retail store installation Profile handset introduced as first wireless telephone specifically designed for enterprise applications

1996	SpectraLink listed on the Nasdaq in April 1996 First digital PBX interface released for Nortel Norstar

1997	Open Application Interface (OAI) introduced to support text messaging applications

1998	1,500 user system installed at IBM semiconductor plant

1999

NetLink Wireless Telephone introduced, the first of its kind to operate over a standard

802.11b wireless LAN. With the introduction comes SpectraLink Voice Priority (SVP), which serves as the industry’s de facto standard for wireless QoS

2000	SpectraLink International established with European office in Fleet, Hampshire, U.K.

2001	Cisco IP telephony protocol support added, first Cisco-certified wireless telephone

2002	Australian office opened in Melbourne

2003	First OEM agreement signed with Avaya Launched NetLink e340 and NetLink i640 Wireless Telephones

2004	OEM agreements signed with Alcatel, Nortel and Siemens

2005	Launched the NetLink h340 Wireless Telephone for healthcare applications

2006	SpectraLink acquires Denmark-based KIRK telecom, a leading global provider of DECT enterprise wireless systems

Link 6020 Wireless Telephone released

2007	NetLink 8000 Series Wireless Telephones, the industry’s first 802.11a/b/g handsets, introduced

NetLink SP softphone application released, leveraging SpectraLink’s digital PBX integration for third-party devices

Additional Information

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This fact sheet is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

This filing contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits of the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; the potential product, market, strategic partner, sales and other synergies from the acquisition; any statements of the plans, strategies and objectives of management for future operations, product development, and product and solution positioning, including the execution of integration plans; expectations regarding growth in the Voice over Wi-Fi and wireless IP telephony markets and segments; Polycom’s ability to benefit from such growth; any statements of expectation, belief, or opportunities; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that the parties are unable to successfully implement integration strategies; adverse reactions to the acquisition from regulators, customers, suppliers, partners or employees; competitive responses to the acquisition, shifts in the relevant markets and segments; and other risks that are described from time to time in Polycom’s filings with the Securities and Exchange Commission, including but not limited to the risks described in Polycom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after Polycom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Polycom assumes no obligation and does not intend to update these forward-looking statements.